NEWS RELEASE

VANC Pharmaceuticals Announces Change of Auditor

March 8, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug, over-the-counter (OTC) markets, and point-of-care technologies (POCT), announces that the board of directors of the Company has appointed Davidson & Company, LLP, Chartered Professional Accountants as the Company’s new auditors, replacing Adam Sung Kim Ltd., Chartered Professional Accountant.

The Company has filed a Notice of Change of Auditors in respect of this change under its profile on SEDAR at www.sedar.com.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director

For further information, please contact Bob Rai at 604-247-2639.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, lans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.